January 30, 2025

Kung Lok Chiu
Chief Executive Officer
CCSC Technology International Holdings Limited
301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin, Hong Kong
00852-26870272

       Re: CCSC Technology International Holdings Limited
           Registration Statement on Form F-3
           Filed January 24, 2025
           File No. 333-284474
Dear Kung Lok Chiu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ying Li